SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 1)(1)


               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46047F 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                -----------------



-------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO. 46047F 10 4  |                          |   Page 2 of 5 Pages       |
|          -----------  |                          |       ---  ---            |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  Sandra L. Bakes                                                    |
|        |  ###-##-####                                                        |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  USA                                                                |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  901,233                                          |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  6,060                                            |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  901,233                                          |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  6,060                                            |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |  907,293 (includes 3,200 shares held by Ms. Bakes's children and    |
|        |  2,860 shares held in trust for the benefit of Ms. Bakes's children.|
|        |  Inclusion herein of such shares shall not be construed as an       |
|        |  admission that Ms. Bakes is the beneficial owner of such shares.)  |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |
|        |  SHARES*                                                        [ ] |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  10.6%                                                              |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING*                                                 |
|        |  IN                                                                 |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a) Name of Issuer:

          International Telecommunication Data Systems, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          225 High Ridge Road
          Stamford, CT  06905

Item 2.

      (a) Name of Person Filing:

          Sandra L. Bakes

      (b) Address of Principal Business Office or, if None, Residence:

          256 Lukes Wood Road
          New Canaan, CT  06840

      (c) Citizenship:

          USA

      (d) Title of Class of Securities:

          Common Stock, $.01 par value per share

      (e) CUSIP Number:

          46047F 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or
             13d-2(h), check whether the person filing is a:

      (a) [ ] Broker or Dealer registered under Section 15 of the Act,
      (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
      (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
      (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

          Not Applicable

Item 4. Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned:   907,293
      (b) Percent of Class:  10.6%

      (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:   901,233
         (ii) shared power to vote or to direct the vote:   6,060
        (iii) sole power to dispose or to direct the disposition of:  901,233
         (iv) shared power to dispose or to direct the disposition of:  6,060

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         February   , 1998
                                                  ------------------------------
                                                              (Date)


                                                  ------------------------------
                                                            (Signature)


                                                          Sandra L. Bakes
                                                  ------------------------------
                                                           (Name/Title)